FORM U-6B-2

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                           Certificate of Notification


      Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, Paragraph 36,552] or U-47 [Reg. Section 250.47, Paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by Borger Funding Corporation.

      This certificate is notice that the above named company has issued, renewed, or guaranteed the security or securities described herein, which issue, renewal, or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg.
section 250.48, Paragraph 36,621].

1.    Type of the security or securities:  common stock

2. Issue, renewal, or guaranty: Borger Funding Corporation issued 100 shares of common stock on June 9, 1998
3. Principal amount of each security:  none
4. Rate of  interest  per annum of each  security:  N/A
5. Date of  issue,  renewal, or guaranty of each security:  June 9, 1998
6. If renewal of security, give date of original  issue:  N/A
7. Date of maturity of each  security:  N/A
8. Name of the person to whom each security was issued, renewed, or guaranteed:
   Borger Energy Associates,  L.P.
9.  Collateral  given with each  security, if any:  none
10. Consideration  received for each  security:  $0.01 per share
11. Application of proceeds of each security: Capital contribution to Borger Funding Corporation in connection with the development, construction, and operation of an approximately 230 MW Qualifying Cogeneration
    Facility

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12. Indicate by a check after the applicable statement below whether the issue, renewal, or guaranty of each security was exempt from the provisions of
    Section  6(a)  because of

    a. the provisions contained in the first sentence of 6(b):

    b. the provisions contained in the fourth sentence of Section 6(b):

    c. the provisions contained in any rule of the Commission other than Rule
       U-48:   X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures that indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percent of the principal amount and par value of the other securities of such company then outstanding. N/A

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: N/A

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg.
     Section 250.48, Paragraph 36,621] designate the rule under which exemption is claimed: 17 C.F.R. Section 250.52(b).

                                         BORGER FUNDING CORPORATION


                                       By:  /s/ Robert D. Dickerson
                                          Robert D. Dickerson, President

Date:  6/19/98

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